UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                       --------------------------------


                                   FORM 11-K


                    ANNUAL REPORT PURSUANT TO SECTION 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934


                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1996


            Commission File Number 33-89818, 33-96568 and 333-08041

                        CLUBCORP STOCK INVESTMENT PLAN
                           (Full title of the plan)


                        CLUB CORPORATION INTERNATIONAL
      (Exact name of issuer of the securities held pursuant to the plan)


                     3030 LBJ FREEWAY, DALLAS, TEXAS 75234
                    (Address of principal executive office)


                                (972) 243-6191
               (Issuer's telephone number; including area code)


                        CLUBCORP STOCK INVESTMENT PLAN

                      INDEX TO ANNUAL REPORT ON FORM 11-K



(a)  Financial Statements
     Description
     ----------------------------------------------------------
     Independent Auditors' Report
     Statements of Net Assets Available for Benefits
        for the Years Ended December 31, 1996 and 1995
     Statements of Changes in Net Assets Available for
        Benefits for the Years Ended December 31, 1996 and 1995
     Notes to Financial Statements
     Item 27(a )- Schedule of Assets Held for Investment
        Purposes as of December 31, 1996
     Item 27(d) - Schedule of Reportable Transactions for
        the Year Ended December 31, 1996

(b)  Signatures

(c)  Exhibit
     23.1 - Consent of KPMG Peat Marwick LLP


                         INDEPENDENT AUDITORS' REPORT
                         ----------------------------


The  Board  of  Trustees
ClubCorp  Stock  Investment  Plan:


We have audited the accompanying statements of net assets available for benefits of ClubCorp Stock Investment Plan as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of ClubCorp Stock Investment Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1996, and reportable transactions for the year ended December 31, 1996, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                       KPMG Peat Marwick LLP

Dallas,  Texas
June  6,  1997



                                CLUBCORP STOCK INVESTMENT PLAN

                       Statements of Net Assets Available for Benefits

                                  December 31, 1996 and 1995



                                                                          1996        1995
                                                                      -----------  ----------
Assets:
 Club Corporation International common stock, at fair value (note 2)  $43,233,147  35,413,929
 Short-term investments, at fair value (note 2)                         1,297,887   1,474,785
 Cash                                                                     230,012     232,388
 Receivables (note 3):
   Employer contributions                                               1,719,446     382,282
   Employee contributions                                                  16,624      45,389
                                                                      -----------  ----------
                                                                        1,736,070     427,671
                                                                      -----------  ----------
       Total assets                                                    46,497,116  37,548,773
                                                                      -----------  ----------

Liabilities - miscellaneous payables                                       42,581      23,973
                                                                      -----------  ----------
       Net assets available for benefits                              $46,454,535  37,524,800
                                                                      ===========  ==========


See  accompanying  notes  to  financial  statements.



                              CLUBCORP STOCK INVESTMENT PLAN

                Statements of Changes in Net Assets Available for Benefits

                          Years ended December 31, 1996 and 1995



                                                                     1996        1995
                                                                 -----------  -----------
Additions to net assets attributed to:
 Employer contributions                                          $ 2,386,159   1,031,351
 Employee contributions                                            5,092,569   5,406,523
 Net appreciation (depreciation) in fair value of investments -
   Club Corporation International common stock                     7,265,487    (554,874)
 Investment income                                                    81,408      59,670
                                                                 -----------  -----------
                                                                  14,825,623   5,942,670

Deductions from net assets attributed to:
 Benefits paid and withdrawals                                     5,772,875   6,066,520
 Administrative expenses                                             123,013     278,905
                                                                 -----------  -----------
                                                                   5,895,888   6,345,425
                                                                 -----------  -----------
       Net increase (decrease) in net assets
          available for benefits                                   8,929,735    (402,755)

Net assets available for benefits:
 Beginning of year                                                37,524,800  37,927,555
                                                                 -----------  -----------
 End of year                                                     $46,454,535  37,524,800
                                                                 ===========  ===========


See  accompanying  notes  to  financial  statements.

                         CLUBCORP STOCK INVESTMENT PLAN

                         Notes to Financial Statements

                          December 31. 1996 and 1995


(1)  General
     -------

     The ClubCorp Stock Investment Plan (Plan) is a defined contribution plan covering all employees of Club Corporation International's participating subsidiaries (ClubCorp) who have completed one year of service and worked at least l,000 hours during their eligibility year of service. The sponsoring Employer of the Plan is ClubCorp. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participants should refer to the Plan document for more complete information.

(a)  Basis  of  Presentation
     -----------------------

     The accompanying financial statements have been prepared on an accrual basis.

(b)  Contributions
     -------------

     Participating employees may elect to contribute up to 6% of their eligible compensation to the Plan. The Employer matches 20% of the employee contributions and may, at its discretion, match up to an additional 30% of employee contributions. For the year ended December 31, 1996, ClubCorp made a discretionary contribution of approximately $1,374,000. No such discretionary contribution was made for the year ended December 31, 1995.

     The maximum amount which may be added to any participant's account in any year is the lesser of $30,000 or 25% of their compensation for that year for all ClubCorp defined contribution plans. This maximum amount includes the participant's share of ClubCorp's contributions.

(c)  Participant  Accounts
     ---------------------

     Each participant's account is credited with the allocation of ClubCorp's contributions based on the participant's contributions to the Plan. Earnings and losses from investments are allocated to the participants' accounts based
on  their  individual  quarter-end  balances.    Forfeitures  of  terminated
participants' nonvested accounts are used to cover direct administrative expenses of the Plan (see note l(f)).

(d)  Vesting
     -------

     Participants are gradually vested in ClubCorp's contributions as determined by years of continuous service based on one hour of service for each Plan year. Full vesting is attained after seven years of credited service. Participants are always 100% vested in the account value of their voluntary contributions and earnings thereon.

(e)  Payment  of  Benefits
     ---------------------

     Benefits are paid to participants upon retirement, permanent disability, termination, or to beneficiaries upon death of the participant. The participant or beneficiary may elect, subject to the terms of the Plan, to receive his or her benefits in a lump sum cash distribution, in installments over a fixed period, or through transfer to another retirement plan in an amount equal to the value of the participant's account.

(f)  Administrative  Expenses
     ------------------------

     Forfeitures are used by the Plan to pay direct administrative expenses which amounted to $123,013 and $278,905 in 1996 and 1995, respectively. Indirect expenses and any direct expenses not covered by forfeitures are paid by the sponsoring Employer. Indirect administrative expenses of $327,511 and $287,652 were paid by ClubCorp on behalf of the Plan in 1996 and 1995, respectively.

(g)  Plan  Termination
     -----------------

     Although it has not expressed any intent to do so, ClubCorp has the right to terminate the Plan at any time subject to the provisions of ERISA. If the Plan were to terminate, participants would automatically become fully vested regardless of years of service and the net Plan assets would be distributed to Plan participants based on each participant's account balance.

(h)  Form  5500  Reconciliation
     --------------------------

     The net assets available for benefits recorded in the Plan's Form 5500 as of December 31, 1996 and 1995 are less than the corresponding amounts reported in the accompanying financial statements by $577,306 and $999,663, respectively. These differences relate to benefits payable at year-end for terminations.

(i)  Use  of  Estimates
     ------------------

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the
reporting  period.    Actual  results  could  differ  from  those  estimates.


(2)  Investments
     -----------

     The following table presents the fair value of investments at December 31, 1996 and 1995.


                                         1996                     1995
                                -----------------------  -----------------------


                                Principal/     Fair      Principal/     Fair
                                  shares       value       shares       value
                                ----------  -----------  ----------  -----------
Investments at quoted market
 value - Dreyfus Institutional
 Government Money
 Market Fund                     1,297,887  $ 1,297,887   1,474,785  $ 1,474,785

Investment at estimated fair
   value - Club Corporation
 International common stock      3,590,793   43,233,147   3,537,855   35,413,929
                                            -----------              -----------
       Total investments                    $44,531,034              $36,888,714
                                            ===========              ===========



     If available, quoted market prices are used to value investments of the Plan. Because there is no public market for the common stock of ClubCorp, its fair value is based upon a Formula Price which is determined quarterly by the Company using a formula based on certain financial measures. The Trustees of the Plan have retained a Financial Advisor to perform an independent appraisal of the Company four times each year following delivery of the Company's quarterly financial statements. Based upon such appraisals, the Financial Advisor confirms that the Formula Price falls within the range of fair market value of the common stock. During the years ended December 31, 1996 and 1995, purchases of common stock made by the Plan were from two individual shareholders and ClubCorp.

(3)  Employer  and  Employee  Contributions  Receivable
     --------------------------------------------------

     Matching contributions are allocated to employees' accounts at the end of each quarter; therefore, the accompanying financial statements reflect a receivable for the fourth quarter's Employer match credited to employees' accounts but not received at December 31, 1996 and 1995. At December 31, 1996, Employer contributions receivable includes the Employer discretionary contribution of approximately $1,374,000 (see note 1(b)).

(4)  Federal  Income  Taxes
     ----------------------

     The Plan obtained its latest tax determination letter on December 21, 1995, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code
(IRC). The Plan administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the IRC.

(5)  Plan  Amendment
     ---------------

     The Plan was amended and restated effective as of January 1, 1995. Participants may elect to defer the receipt of a portion of their compensation, beginning July 1, 1995, by contributing to the Plan on a pre-tax basis in accordance with Section 401(k) of the Internal Revenue Code. After-tax contributions ceased June 30, 1995.

(6)  Financial  Instruments
     ----------------------

The carrying values of financial instruments such as cash, receivables and liabilities approximate their fair values because of the nature and short maturity of these instruments. Club Corporation International common stock and short-term investments are carried at fair value.




                                     Schedule 1
                                     ----------

                           CLUBCORP STOCK INVESTMENT PLAN

            Item 27(a) - Schedule of Assets Held for Investment Purposes
                               as of December 31, 1996





                                                                           Current
Identity of issue                 Description of investment      Cost       value
--------------------------------  -------------------------  -----------  ----------

Common stock - Club                        3,590,793 shares  $22,199,415  43,233,147
 Corporation International*

Short-term investments - Dreyfus
 Institutional Government Money
 Market Fund                                1,297,887 units    1,297,887   1,297,887
                                                             -----------  ----------
     Total investments                                       $23,497,302  44,531,034
                                                             ===========  ==========


*Party-in-interest


See  accompanying  independent  auditors'  report.



                                                            Schedule 2
                                                            ----------


                                                 CLUBCORP STOCK INVESTMENT PLAN

                                        Item 27(d) - Schedule of Reportable Transactions
                                              for the year ended December 31, 1996





                                                                                        Expense               Current value
                                            Aggregate                                   incurred                 asset on     Net
                           Description      number of   Purchase     Selling   Lease      with       Cost of    transaction   gain
                            of asset      transactions    price       price    rental  transaction    asset         date     (loss)
                        ----------------- ------------  ----------  ---------  ------  -----------  --------- -------------  ------

Purchases:
 Dreyfus Institutional
 Government Money
 Market Fund            Money market fund            6  $2,425,000                               -  2,425,000     2,425,000       -

 Club Corporation       52,938 shares of
   International*          common stock              3     553,731          -       -            -    553,731       553,731       -

Sales:
 Dreyfus Institutional
 Government Money
 Market Fund            Money market fund            7           -  2,675,000       -            -  2,675,000     2,675,000       -




*  Party-in-interest


See  accompanying  independent  auditors'  report.

SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.






                      CLUBCORP STOCK INVESTMENT PLAN

                      CLUB CORPORATION INTERNATIONAL
                      Plan Administrator

Date:  June 26, 1997  By:  /s/ John H. Gray
--------------------  -------------------------------
                      John H. Gray
                      Chief Administrative Officer
                      and Executive Vice President
                      (chief accounting officer)